EXHIBIT 12
NEWELL RUBBERMAID INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in millions)	2014	2013	2012	2011	2010
Earnings Available for Fixed Charges:
Income before income taxes	$462.1	$536.3	$552.0	$202.3	$256.3
Equity in earnings of affiliates	—	0.2	(0.6)	1.5	(0.4)
Total earnings	462.1	536.5	551.4	203.8	255.9
Fixed charges:
Interest expense (1)	64.3	62.3	80.4	88.4	121.9
Portion of rent determined to be interest (2)	35.0	37.7	41.2	40.2	40.0
	$561.4	$636.5	$673.0	$332.4	$417.8
Fixed Charges:
Interest expensed and capitalized	$64.4	$62.4	$81.3	$90.1	$122.7
Portion of rent determined to be interest (2)	35.0	37.7	41.2	40.2	40.0
	$99.4	$100.1	$122.5	$130.3	$162.7
Ratio of Earnings to Fixed Charges	5.65	6.36	5.49	2.55	2.57

(1)	Excludes interest capitalized during the year.

(2)	A standard ratio of 33% was applied to gross rent expense to approximate the interest portion of short-term and long-term leases.